SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON NOVEMBER 09, 2009

Date, Time and Place: November 09, 2009, at 04:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 07 – Meeting Room of the Board of Directors, Jardim Aeroporto, São Paulo, SP (“Company”). Attendance: All the members of the Board of Directors of the Company. Call Notice: Waived, due to the attendance of all the members of the Board of Directors. Chairmanship of the Meeting: Chairman: Mr. Constantino de Oliveira Júnior, Secretary: Mr. Henrique Constantino. Agenda: To pass a resolution about the following items: (i) presentation of the Company’s Committees; (ii) approval of the Financial Statements of the Company for the third quarter of 2009, with the special review issued by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”); (iii) execution of agreements, granting of guarantees and applicable documents related to the aircraft lease agreements entered into by and between VRG Linhas Aéreas S.A., Wells Fargo Bank Northwest National Association and GY Aviation Lease 0901 Co, Limited (“VRG” and “Lease Agreements”) and (iv) approval of the exclusion of art. 1, “i”, of the People Management and Corporate Governance Committee Bylaws. Resolutions made: After the necessary explanations were provided, the following resolutions were approved by unanimous vote: (i) presentation of the Company’s Committees: each of the Audit, Strategy, Personnel Management and Corporate Governance; Financial and Risk Policy Committees presented the activities carried out up to now, as well as the projects to be implemented still in the course of this fiscal year; (ii) the Financial Statements for the third quarter of 2009, one copy of which, after having been approved and initialed by the Chairman and the Secretary of the Meeting, will be filed with the head-office and disclosed as required by law; (iii) execution of agreements, granting of guarantees and other applicable documents by the Company, as related to the Lease Agreements of Boeing B737-800 aircraft, MSN 37596 and 36150, with two CFM56-7B engines installed on each of them, the Executive Committee being since now authorized to execute any documents as may be required in connection with this resolution; and (iv) the exclusion of art. 1, “i”, of the Bylaws of the People Management and Corporate Governance Committee, to reflect the effective and updated attributions of mentioned Committee which is restated, pursuant to Annex 1 attached hereto. Adjournment of the Meeting and Drawing-up of the Minutes: The floor was offered to whom might wish to use it, and as nobody voiced the intention to do so, the meeting was adjourned for the time necessary for the drawing-up of these minutes, which upon the reopening of the meeting were read, checked and signed by the attendees. I hereby certify that this is a faithful copy of the minutes, which were drawn-up in the proper book.

São Paulo, November 09, 2009.

____________________________________________	____________________________________________
Constantino de Oliveira Júnior.	Henrique Constantino
Chairman	Secretary

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Attachment I

BYLAWS

OF THE PEOPLE MANAGEMENT AND CORPORATE
GOVERNANCE COMMITTEE

Article 1 - The People Management and Corporate Governance Committee (“Committee”) is a support body to the Board of Directors and has the following duties and responsibilities:

(a) Ensuring the best practices of Corporate Governance and coordinating the process for implementation of such practices.

(b) Nominating possible candidates to the Board of Directors, recommending to the Board parameters on compensation of executive officers and succession plans; reviewing employees compensation Policies;

(c) Ensuring the good operation of the Board of Directors and the good relationship between the latter and the Board of Executive Officers and shareholders;

(d) Reviewing, from time to time, and recommending necessary changes to the Corporate Governance practices adopted by the Company;

(e) reviewing, from time to time, the Company’s Code of Ethics, as well as other documents related to Corporate Governance;

(f) Keeping the Board of Directors informed and updated on regulations and recommendations adopted on the market;

(g) Preparing profiles for the offices of the Board of Directors and of the Board of Executive Officers of the Company;

(h) Introducing, interviewing and nominating, on a permanent basis, candidates to the offices of the Board of Directors and of the Board of Executive Officers of the Company; and

(i) Reviewing, from time to time, and recommending the human resources management policies to the Board of Directors, following-up the development and their main indicators;

(j) Assessing and recommending investments in the development of talent retention and succession processes in the Company;

(k) Following-up and validating researches of market comparisons of organizational environment and compensation;

(l) Reviewing and recommending the people development programs;

(m) Following-up and validating the program for individual performance assessment of the employees;

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(n) Reviewing and recommending to the Board of Directors the salaries, bonuses, stock options, compensation policies and other eventual benefits granted to the employees of the Company, and to check whether they are in conformity with the market and the employees’ performance;

(o) Reviewing, from time to time, and assessing the changes to the stock option plan of the Company and making recommendations to the Board of Directors; and

(p) Reviewing the targets and results of the Company.

Article 2 - The People Management and Corporate Governance Committee shall be composed up by five (5) members elected by the Board of Directors, namely: the Chairman of the Board of Directors; one (1) Director; two (2) independent experts, and the People and Management Officer, for terms of office of up to one (1) year, reelection being permitted.

Paragraph One — The Chief Executive Officer shall attend the meetings of this Committee, as ad-hoc member, with no voting rights.

Article 3 - The People Management and Governance Committee shall have, among its members, one Secretary selected in common agreement by the other members at the first meeting of the Committee, who shall perform his duties for a term of one (1) year.

Paragraph One — In the absence of the Secretary, he will be replaced by any of the other members of the Committee. A Chair of the meetings will be appointed at each meeting among the members of the Committee.

Paragraph Two — In case of vacancy in the office of Secretary, a new Secretary will be elected, who will perform his duties until the end of the term of office of the Secretary who was replaced.

Article 4 - The People Management and Governance Committee shall hold regular meetings at each quarter, and special meetings whenever they are called by the Secretary, on his own initiative or upon request from any of the other members of the Committee.

Article 5 - A quorum of at least three (3) members will be required for the People Management and Governance Committee to validly make resolutions, which shall be adopted by majority vote.

Sole Paragraph - In the absence of a minimum quorum, as set forth in the head paragraph hereof, the Secretary shall call a new meeting, which shall be held as urgently as may be required in regard of the matter to be discussed.

Article 6 - The meetings of the People Management and Governance Committee shall be called by any written means (fax, letter and/or e-mail).

Article 7 - Decisions by the People Management and Governance Committee shall be made by majority of votes, and a dissenting member will be entitled to have his vote recorded in the Minutes of the respective meeting.

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Article 8 - Minutes shall be drawn-up for all the meetings of the Committee, which minutes shall be signed by all the attendees.

Article 9 - At the first meeting after the organization of the Committee, the Committee shall approve an annual schedule of activities.

Article 10 - In the course of the meetings, any acting member of the People Management and Governance Committee shall be entitled to individually request and review books and other corporate records, being authorized to make notes and remarks, which shall be discussed and resolved at the respective meetings, provided that such books and records refer to matters within the scope of responsibility of the Committee, under the terms of Article 1 above.

Sole Paragraph - Reviewing the above referred records shall not be permitted except at the Company’s head-office and upon prior request.

Article 11 - Requests of information and/or explanations concerning the corporate business by any permanent member of the People Management and Governance Committee shall be submitted to the managing bodies of the Company, in a written request signed by the Secretary to the People Management and Governance Committee.

Article 12 - It shall be incumbent upon the Secretary to:

(a) arrange for the calling of the members of the Committee to the meetings, at least five (5) business days in advance; and

(b) request to the Company’s management such information and/or explanations as may be deemed necessary under the terms of Article 10 above.

Sole Paragraph - The Secretary will be allowed to request the Board of Executive Officers to make a staff available for providing support to the meetings of the People Management and Governance Committee.

Article 13 - The attendance of members of the People Management and Governance Committee to General Meetings or to Meetings of the Board of Directors, in order to answer to requests of information eventually made by the shareholders or directors may be requested by the Board of Directors, in writing, at least five (5) days in advance.

Article 14 - The People Management and Governance Committee may prepare Policies regulating matters within their scope of responsibility and submit to the Boar of Director, under the terms of Article 1 above, and such Policies may be changed from time to time by the People Management and Governance Committee itself, provided that such changes are made by unanimous decision of the Committee members, without prejudice to the provisions in Article 7 above.

Sole Paragraph – The People Management and Governance Committee can, with the prior approval of the Board of Directors, invite specialists for the analysis and discussions of the themes under its responsibility.

Article 15 — The People Management and Governance Committee shall organize a work group for ensuring the performance of its own Policies as well as of those Policies

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and directives determined by the Board of Directors which deal with matters under its scope of responsibility, pursuant to the terms of Article 1 above.

Article 16 - Matters not expressly provided for herein shall be decided by the Board of Directors.

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[Gol Linhas Aéreas Inteligentes SA. Bylaws approved at the Meeting of the Board of Directors held on November 9, 2009]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.